10f-3 REPORT


Smith Barney Oregon Municipals Fund

November 1, 2004 to April 30, 2005

ID: 412
Issuer:  State of Oregon Dept. of Admin. 2005 Series A
Trade Date:  4/21/2005
Selling Dealer: Bank of America
Amount:   1,000,000.00
Price:   104.39
% Received by Fund: 1.081%
% of Issue (1): 1.081%
Other Participant Accounts (2) :  0.00
Issue Amount (2) :  92,470,000.00
Total Received All Funds (2) :  1,000,000.00


(1) Represents purchases by all affiliated mutual funds and discretionary accounts; may not exceed 25% of the principal amount of the offering.
(2) Includes purchases by other affiliated mutual funds and discretionary accounts.

Issuer:  State of Oregon Dept. of Admin. 2005 Series A
Trade Date:  4/21/2005

10f-3 Syndicate Reporting Supplement:
Joint / Lead Manager(s):
Banc of America Securities LLC
Citigroup Global Markets Inc.
Merrill Lynch & Co.
Siebert Branford Shank & Co.
UBS Financial Services Inc.